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                                 IPC Letterhead

                                 March 15, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Angela Halac

Re:   IntelliPharmaCeutics, Ltd.
      Item 4.01 Form 8-K
      Filed February 28, 2006
      File No. 033-24329-NY

Dear Ms. Halac:

     I am writing on behalf of IntelliPharmaCeutics, Ltd. ("IPC"), pursuant to telephone conversations between you and Jeremy Grushcow, of Shearman & Sterling LLP, on March 10, 2006 and March 15, 2006 regarding the comments dated March 1, 2006 (the "Comments") concerning the above captioned Form 8-K (the "8-K").

1. ITEM 304(a)(1)(IV)(A) OF REGULATION S-B REQUIRES YOU TO DISCLOSE WHETHER THERE WERE DISAGREEMENTS BETWEEN THE COMPANY AND THE FORMER ACCOUNTANT FOR THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF DISMISSAL. PLEASE REVISE ACCORDINGLY.

         Response: The amended 8-K filed herewith clarifies that Kahn Boyd Levychin, LLP was effectively dismissed, and did not review or audit any financial statements, subsequent to the 2003 year-end financials.

2. PLEASE FILE AN UPDATED LETTER FROM YOUR FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH YOUR ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE. REFER TO ITEM 304(a)(3) OF REGULATION S-B.

         Response: Because the original statement of agreement covered the entire period of engagement, we understand that the clarification made in the response above does not require an updated letter.

                                      *****


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     We appreciate your assistance in reviewing this response letter and the accompanying amended 8-K. Please do not hesitate to contact me at (416) 798-3001 x104, or Chris Cummings at (416) 360-2967 or Jeremy Grushcow at (416) 360-2288, both of Shearman & Sterling LLP, if you have any questions or comments.


                  Thank you again for your time and attention.


                                   Sincerely,



                                   John Allport



cc:   Christopher Cummings, Esq.
      Jeremy Grushcow, Esq.
        Shearman & Sterling LLP